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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               ----------------

                      INDEPENDENCE TAX CREDIT PLUS L.P. IV
                            (Name of Subject Company)

                      LEHIGH TAX CREDIT PARTNERS III L.L.C.
                        LEHIGH TAX CREDIT PARTNERS, INC.
                                    (Bidders)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)

                                  45378R 10 9
                      (CUSIP Number of Class of Securities)

                               ----------------

                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333

                                    Copy to:

                                  Peter M. Fass
                                Mark Schonberger
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
 Transaction                                           Amount of filing fee
 valuation*

 $8,595,750                                                  $1719.15
--------------------------------------------------------------------------------

      *For purposes of calculating the filing fee only. This amount assumes the purchase of 11,461 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $750 per BAC in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                 $1719.15
Form or Registration No.:               Schedule 14D-1
Filing Party:                           Lehigh Tax Credit Partners III L.L.C.
Date Filed:                             October 14, 1998

                         (Continued on following pages)
                              (Page 1 of 6 pages)

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

                              SCHEDULE 14D-1
|-----------------------|                         |--------------------------|
|CUSIP No.  45378R 10 9 |                         |    Page 2  of 6          |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Lehigh Tax Credit Partners III L.L.C.                           |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCES OF FUNDS (SEE INSTRUCTIONS)                             |
|         |                                                                  |
|         |  BK, WC                                                          |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(e) or 2(f)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|----------------------------------------------------------------------------|
|    7    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  10 Beneficial Assignment Certificates (representing assignments |
|         |  of limited partnership interests)                               |
|---------|------------------------------------------------------------------|
|    8    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         |  EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    9    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         |                                                                  |
|         |  Less than 1%                                                    |
|---------|------------------------------------------------------------------|
|   10    |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     |
|         |                                                                  |
|         |  00                                                              |
|----------------------------------------------------------------------------|

                              SCHEDULE 14D-1
|-----------------------|                         |--------------------------|
|CUSIP No.  45378R 10 9 |                         |    Page 3  of 6          |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Lehigh Tax Credit Partners INC.                                 |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCES OF FUNDS (SEE INSTRUCTIONS)                             |
|         |                                                                  |
|         |  AF                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(e) or 2(f)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|----------------------------------------------------------------------------|
|    7    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  10 Beneficial Assignment Certificates (representing assignments |
|         |  of limited partnership interests)                               |
|---------|------------------------------------------------------------------|
|    8    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         |  EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    9    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         |                                                                  |
|         |  Less than 1%                                                    |
|---------|------------------------------------------------------------------|
|   10    |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     |
|         |                                                                  |
|         |  C0                                                              |
|----------------------------------------------------------------------------|

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

      This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the Offer to Purchase filed with the 14D-1 as Exhibit
(a)(1) thereto (the "Offer to Purchase") filed with the Securities and Exchange Commission on October 14, 1998 by Lehigh Tax Credit Partners III L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 11,461 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests ("Limited Partnership Interests") in Independence Tax Credit Plus L.P. IV, a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purhcase.

Item 10. Additional Information

      Item 10(f) is hereby supplemented and amended as follows:

      The information set forth in the letter to BACs holders and the press release dated November 13, 1998, copies of which are attached hereto as Exhibits
(a)(5) and (a)(6), respectively, is incorporated herein in its entirety by reference and amends certain terms and conditions in the Offer to Purchase.

Item 11. Material to be Filed as Exhibits

      Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

      (a)(5) Letter, dated November 13, 1998 from Lehigh Tax Credit Partners III L.L.C. to the holders of BACs.

      (a)(6) Press Release dated November 13, 1998.

      Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1998


                       LEHIGH TAX CREDIT PARTNERS III L.L.C.

                       By:   Lehigh Tax Credit Partners, Inc., its managing
                             member

                             By:   /s/ Alan P. Hirmes
                                   ----------------------------------------
                                   Name:  Alan P. Hirmes
                                   Title: Vice President


                       LEHIGH TAX CREDIT PARTNERS, INC.

                       By:   /s/ Alan P. Hirmes
                             ----------------------------------------------
                             Name:  Alan P. Hirmes
                             Title: Vice President

                                 EXHIBIT INDEX


EXHIBIT
NO.                                 TITLE
-------                             -----

(a)(5) Letter, dated November 13, 1998, from Lehigh Tax Credit Partners III L.L.C. to the holders of BACs.

(a)(6)     Press Release dated November 13, 1998





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